Exhibit 99.1

Company Contact:
N. Paul Brost Chief Financial Officer
Command Security Corporation
703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL

RESULTS FOR THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2015

Herndon, VA***June 26, 2015***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its fourth fiscal quarter and fiscal year ended March 31, 2015.

Revenues for the fiscal year ended March 31, 2015, were $139,185,400, compared with revenues of $156,710,517 for the fiscal year ended March 31, 2014. Gross profit for the fiscal year ended March 31, 2015, was $19,277,809 (13.9% of revenues) compared with $20,859,628 (13.3% of revenues) for the fiscal year ended March 31, 2014. Operating income for the fiscal year ended March 31, 2015, was $1,888,337, or 1.4% of revenue, compared with operating income of $2,621,806, or 1.7% of revenue, in the prior fiscal year. Net income for the fiscal year ended March 31, 2015 was $1,258,263, or $0.13 per basic and diluted share outstanding, compared with $1,109,746, or $0.12 per basic and diluted share outstanding in the same period of the prior fiscal year.

Revenues for the three months ended March 31, 2015, were $32,684,328, compared with revenues of $38,162,493 in the same period of the prior fiscal year. Gross profit for the three months ended March 31, 2015, was $4,057,456 (12.4% of revenues) compared with $4,809,436 (12.6% of revenues) for the fiscal year ended March 31, 2014. Operating loss for the three months ended March 31, 2015 was $164,559 compared with an operating loss of $35,923 in the same period of the prior fiscal year. Net income for the three months ended March 31, 2015, was $161 or $0.00 per basic and diluted share, compared with a net loss of $137,428 or $0.01 loss per basic and diluted share in the same period of the prior fiscal year.

The decrease in revenues for the fiscal year ended March 31, 2015 was due mainly to a reduction in revenues from a major transportation company following the loss of the Western region services contract with this customer effective May 31, 2014, in addition to a decline in revenues from a state government in the northeastern United States. These decreases were partly offset by increases in revenues from several airlines, from healthcare facilities in the northeastern United States, and from financial services companies.

The decrease in operating income for the year ended March 31, 2015 as compared with the prior fiscal year was driven primarily by the aforementioned decrease in revenues, partially offset by an increase in gross profit margins from aviation services, services to healthcare facilities and financial services companies, and by a decrease in general and administrative expenses. The decrease in general and administrative expenses was due mainly to a decrease in legal fees that were incurred in the prior year related to on-going suits filed against the Company as well as decreases in bad debt expense, interest costs and income taxes.

The increase in net income for the three months and fiscal year ended March 31, 2015 compared to March 31, 2014, was due to the increase in equity earnings in the minority investment of Ocean Protection Services LLC, lower bad debt expense, interest expense and income taxes partly offset by the aforementioned decrease in revenues and gross profit.

As previously announced, on December 31, 2014, the Company received notification of the award of the U. S. Postal Service (“USPS”) contract valued at approximately $250 million over a ten year term of service. The contract includes security services at 50 USPS locations in 18 states, Puerto Rico and the District of Columbia. The contract also includes the operation of the two USPS National Law Enforcement Communication Centers at Dulles International Airport, VA and in Ft. Worth, TX. The award includes a four year base contract and three two-year options.

On January 29, 2015 the Company announced that the USPS had issued a stay of the transition of the contract awarded to the Company pending the resolution of a dispute over the award of such contract. On January 27, 2015, the Company was notified by the USPS that ABM Security Services (“ABM”) had lodged a protest with the USPS seeking to overturn the contract that was awarded to the Company.

In a decision dated June 15, 2015, the USPS Supplier Disagreement Resolution Officer found that the December 31, 2014 contract awarded to the Company represented the best value for the USPS. Accordingly, the Supplier Disagreement Resolution Officer denied the disagreement filed by ABM, and lifted the stay on the performance of the December 31, 2014 contract with the Company.

On June 17, 2015, the Company was notified by the United States Department of Justice that ABM has expressed the intent to file a protest with the Court of Federal Claims challenging the award of the USPS contract to the Company, and seeking an injunction to stop the transition of the USPS contract to the Company. On June 23, 2015, ABM filed a protest with the Court of Federal Claims challenging the award of the USPS contract to the Company, and the USPS expressed the intent to stay the transition of the contract awarded the Company pending resolution of the Court of Federal Claims protest filed by ABM. At this time we are unable to determine how long the stay of the transition of the contracts to us will remain in effect or predict the outcome of the dispute, including whether the transition will occur.

Craig P. Coy, Chief Executive Officer of Command Security, said, "The new year saw the Company win the largest contract in our history, which unfortunately as discussed above has not yet transitioned to the Company. We were very pleased to learn that the USPS reaffirmed the original contract award to the Company with overwhelming clarity and we look forward to a similar final resolution in federal court. Operationally we managed to improve our gross margin through improved systems and price increases. We also modestly reduced SG&A spending while investing in several large bid and proposal efforts consistent with our strategic growth initiatives of which the USPS contract is an example. We are excited about the increased presence of our brand and reputation as well as the opportunity to participate in more significant requests for proposals from large national and international organizations. Most importantly, I am proud of all our outstanding employees who are working diligently and professionally every day to secure all our customers’ valuable people, property and reputations.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value”, we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
	(Unaudited)		(Audited)
Income Statement Highlights	2015	2014	2015	2014

Revenues	$32,684,328	$38,162,493	$139,185,400	$156,710,517
Gross Profit	4,057,456	4,809,436	19,277,809	20,859,628
General and Administrative	4,328,054	4,789,590	17,519,531	17,863,068
Operating Income	(164,559)	(35,923)	1,888,337	2,621,806
Equity earnings in minority investment of unconsolidated affiliate	135,000	-	505,000	-
Provision for income taxes	(63,000)	25,000	980,000	1,295,000
Net income	161	(137,428)	1,258,263	1,109,746
Net income per common share:
Basic	0.00	(0.01)	0.13	0.12
Diluted	0.00	(0.01)	0.13	0.12
Weighted average number of common shares outstanding:
Basic	9,731,564	9,370,035	9,637,594	9,226,693
Diluted	10,074,199	9,636,869	9,919,654	9,493,527

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

(Audited)

Balance Sheet Highlights	March 31, 2015	March 31, 2014

Cash	$2,435,839	$3,470,427
Accounts receivable	21,712,036	25,328,451
Total current assets	29,084,474	33,508,938
Total assets	36,587,155	41,105,106
Short-term debt	6,000,000	10,511,360
Total current liabilities	15,428,407	21,675,984
Total liabilities	16,012,976	22,349,145
Stockholders’ equity	20,574,179	18,755,961
Total liabilities and stockholders’ equity	36,587,155	41,105,106